Exhibit 99.1

Second Quarter
Report 2004

Biovail
Corporation

Q2

1    BIOVAIL 2004 SECOND QUARTER REPORT

Letter to
Shareholders

[PHOTO]

Dear Fellow Shareholders,

In the second quarter of 2004, Biovail Corporation continued to move toward its long-term goal of becoming a leading, fully integrated specialty pharmaceutical company with high growth and profit potential.

Biovail has reached the point in its evolution where focusing on improving operational efficiencies, management information and financial systems is paramount.

To this end, Biovail recently made several key changes to the composition of its executive group. The Company has hired Charles Rowland as Senior Vice-President and Chief Financial Officer, succeeding Brian Crombie, who remains with Biovail as Senior Vice-President, Strategic Development. Rick Keefer, who has played a key role in helping to build our U.S. operation, succeeds Kristine Peterson as Senior Vice-President, Commercial Operations. The company has also hired John Sebben to become Vice-President, Global Manufacturing.

FINANCIAL PERFORMANCE

Biovail's financial results for the second quarter of 2004 demonstrate that the Company's commercial operations are executing well against plan.

Total product sales for second quarter 2004 were up 25% year over year to a record $197.2 million. Product sales for the first half of 2004 were 31% higher for the corresponding six-month period in 2003. As a percentage of total corporate revenue, products sales were 96% and 95% in the second quarter and first half of 2004 respectively, compared to 73% and 70% in the second quarter and first of half of 2003 respectively. These increases can be attributed to the ongoing strength of Wellbutrin XL and Cardizem LA.

Net income for the second quarter of 2004 was $44.2 million, compared with a net loss of $4.9 million for the corresponding period in 2003. For the first half of 2004, net income was $65.3 million, compared with $52.7 million for the corresponding 2003 period.

Second quarter 2004 U.S. GAAP diluted earnings per share of 28 cents were at the high end of Biovail's guidance. This compares to a loss of $0.03 in the second quarter of 2003 and diluted EPS of 13 cents for the first quarter of this year.

BIOVAIL 2004 SECOND QUARTER REPORT    2

PRODUCTS

Since the Wellbutrin XL launch in September 2003 through our marketing partner, GlaxoSmithKline (GSK), bupropion's share of the anti-depressant market has expanded by 18.5%. At the end of June 2004, Wellbutrin XL had captured 49.6% of new prescriptions written for the Wellbutrin brand (including generics). In the second quarter of 2004, GSK's net sales of Wellbutrin XL exceeded the first-tier threshold for the first time, thereby increasing Biovail's supply price to the second tier of the manufacturing and supply agreement.

The collective performance of our promoted brands in the U.S. shows a clear focus and steady demand throughout the final phases of field sales optimization, realignment and staffing initiatives.

Cardizem LA continues to achieve weekly prescription volumes and market share records throughout the second quarter of the year. Total prescriptions were up 8% in the second quarter of 2004 relative to the first quarter of 2004. As such, Cardizem LA held a 7.4% share of the once-daily diltiazem market in the second quarter of 2004, compared with 6.8% for the first quarter of 2004. Again, it's important to note that recent weekly trends are reflecting the early impact of Biovail's sales and marketing strategies. We expect the efforts of our specialty sales forces to continue to drive growth for Cardizem LA in the second half of 2004.

In Canada, performance was driven by the strong performance of Wellbutrin SR and Tiazac. Wellbutrin SR's prescription volume in the second quarter of 2004 was 18.8% higher than for the corresponding period in 2003. Total prescriptions for Tiazac in the second quarter of 2004 were up 25.5% over the corresponding period in 2003, making Tiazac the fastest-growing calcium channel blocker in Canada.

REGULATORY HIGHLIGHTS

Biovail continued to build on the momentum it generated during the first quarter of the year with respect to product development. During the second quarter of 2004, we filed two New Drug Applications with the U.S. Food and Drug Administration — one for Glumetza with our partner, Depomed and one for a novel formulation of citalopram for the treatment of depression.

To date in 2004, Biovail has filed four new drug applications for novel therapeutics with the U.S. Food and Drug Administration, and completed one New Drug Submission with the Therapeutic Products Directorate (TPD). We anticipate at least one additional regulatory submission before the end of the year.

Biovail expects to receive approval from the TPD for Tiazac XC for the treatment of hypertension in the second half of 2004. Building on the success of Tiazac, Canada's leading once-daily diltiazem formulation, Tiazac XC features a new extended-release delivery system designed for bedtime administration, resulting in improved blood-pressure control during the early morning hours.

3    BIOVAIL 2004 SECOND QUARTER REPORT

OPERATIONS

During the past 18 months, Biovail has focused on making strategic investments to consolidate our operations in the U.S. The consolidation of our U.S. commercial operations and select R&D functions at our Bridgewater, N.J. facility is complete. Our U.S. sales force now has more than 600 sales professionals. It includes 475 primary-care representatives and two 63-member sales forces — one for cardiology and one for dermatology and OB-GYNs. Biovail intends to leverage this important asset to increase our market share in the second half of 2004.

Activities at Biovail's flagship manufacturing facility in Steinbach, Manitoba, are running at their highest levels ever. Our transition to 24/7 production and 12-hour shifts is now complete. In Steinbach we now have 570 employees — up from 350 a year ago. We are now capable of producing in excess of 1.7 billion dosage units per year; more than twice our capacity of 670 million units just a year ago. Our facilities in Dorado and Carolina, Puerto Rico continue to optimize their manufacturing operations and continue to provide Biovail's diltiazem requirements.

LOOKING AHEAD

To date, in 2004, management and employees at Biovail have worked diligently to provide tangible, measurable signs of progress.

Biovail's development pipeline is currently the deepest in the Company's history. Beyond the recent regulatory filings in 2004, our formulation operations in Chantilly, Virginia and Dublin, Ireland continue their development efforts for novel formulations of several products, including venlafaxine, bupropion, eprosartan, enalapril, metoprolol, zolpidem and combination products involving simvastatin.

Our strategy for the second half of the year remains unchanged — to build on the solid, measurable success realized in the first six months of the year.

Eugene N. Melnyk
Chairman of the Board
Chief Executive Officer

BIOVAIL 2004 SECOND QUARTER REPORT    4

Consolidated Balance Sheets
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	June 30	December 31
	2004	2003
ASSETS
Current
Cash and cash equivalents	$51,659	$133,261
Accounts receivable	153,643	179,374
Inventories	94,859	84,058
Deposits and prepaid expenses	11,492	15,759

	311,653	412,452
Long-term investments	105,055	113,546
Property, plant and equipment, net	174,835	173,804
Goodwill, net	100,814	100,814
Intangible assets, net	1,016,100	1,049,475
Other assets, net	60,730	72,683

	$1,769,187	$1,922,774

LIABILITIES
Current
Accounts payable	$51,669	$67,932
Accrued liabilities	94,259	105,201
Minority interest	—	679
Income taxes payable	22,132	24,175
Deferred revenue	5,234	5,765
Current portion of long-term obligations	74,861	58,816

	248,155	262,568
Deferred revenue	12,800	14,500
Long-term obligations	569,079	764,111

	830,034	1,041,179

SHAREHOLDERS' EQUITY
Common shares	1,452,031	1,448,353
Stock options outstanding	2,150	2,290
Deficit	(542,364)	(607,678)
Accumulated other comprehensive income	27,336	38,630

	939,153	881,595

	$1,769,187	$1,922,774

5    BIOVAIL 2004 SECOND QUARTER REPORT

Consolidated Statements of Income (Loss)
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
		(Restated [1])		(Restated [1])
REVENUE
Product sales	$197,213	$157,730	$372,310	$284,644
Research and development	2,673	3,673	6,889	6,273
Co-promotion, royalty and licensing	6,427	55,880	13,740	117,756

	206,313	217,283	392,939	408,673

EXPENSES
Cost of goods sold	59,052	11,332	111,193	48,744
Research and development	15,830	21,813	33,821	39,819
Selling, general and administrative	55,991	55,593	115,449	102,301
Amortization	15,734	45,886	32,839	86,407
Acquired research and development	—	84,200	8,640	84,200
Settlements	—	(9,300)	—	(34,055)

	146,607	209,524	301,942	327,416

Operating income	59,706	7,759	90,997	81,257
Interest income	167	1,635	571	4,702
Interest expense	(8,970)	(9,507)	(20,364)	(19,489)
Foreign exchange loss	(1,318)	(5,284)	(356)	(10,125)
Other income (expense)	(3,577)	6,157	(2,434)	6,664

Income before provision for income taxes	46,008	760	68,414	63,009
Provision for income taxes	1,800	5,700	3,100	10,350

Net income (loss)	$44,208	$(4,940)	$65,314	$52,659

Earnings (loss) per share
Basic	$0.28	$(0.03)	$0.41	$0.33

Diluted	$0.28	$(0.03)	$0.41	$0.33

Weighted average number of common shares
outstanding (000s)
Basic	159,084	158,386	159,043	158,291

Diluted	159,201	158,386	159,241	159,960

BIOVAIL 2004 SECOND QUARTER REPORT    4

Consolidated Statements of Cash Flows
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Six Months Ended June 30
	2004	2003
		(Restated [1])
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$65,314	$52,659
Add (deduct) items not involving cash
Depreciation and amortization	44,009	94,355
Amortization of deferred financing costs	2,699	1,369
Amortization of discounts on long-term obligations	1,526	3,978
Acquired research and development	8,640	84,200
Other	(401)	2,477

	121,787	239,038
Net change in non-cash operating items	(14,127)	(64,847)

Cash provided by operating activities	107,660	174,191

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(14,155)	(16,572)
Acquisition of business, net of cash acquired	(9,319)	—
Acquisitions of long-term investments	(245)	(4,536)
Acquisitions of intangible assets	—	(196,052)
Increase in loan receivable	—	(5,000)
Proceeds on disposal of intangible asset	—	10,000

Cash used in investing activities	(23,719)	(212,160)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances (repayments) under revolving term credit facility,
including financing costs	(122,550)	144,000
Repayments of other long-term obligations	(52,796)	(70,386)
Proceeds on termination of interest rate swaps	6,300	—
Issuance of common shares, net of issue costs	3,678	10,332

Cash provided by (used in) financing activities	(165,368)	83,946

Effect of exchange rate changes on cash and cash equivalents	(175)	535

Net increase (decrease) in cash and cash equivalents	(81,602)	46,512
Cash and cash equivalents, beginning of period	133,261	56,080

Cash and cash equivalents, end of period	$51,659	$102,592

[1]    As disclosed in Biovail Corporation's amended Form 6-K for the quarterly period ended June 30, 2003, financial results for the three months and six months ended June 30, 2003 have been restated for non-cash foreign exchange translation adjustments of $3,928,000 and $9,320,000, respectively, which resulted in an increase in the net loss for the three months ended June 30, 2003 from $1,012,000 (basic and diluted loss per share of $0.01) as previously reported to $4,940,000 (basic and diluted loss per share of $0.03) as restated, and a decrease in net income for the six months ended June 30, 2003 from $61,979,000 (basic and diluted earnings per share of $0.39) as previously reported to $52,659,000 (basic and diluted earnings per share of $0.33) as restated. Current and prior years' figures reflect the reclassification of foreign exchange gains and losses from selling, general and administrative expenses.

Shareholder Information

BIOVAIL CORPORATION

7150 Mississauga Road
Mississauga, Ontario
Canada L5N 8M5

T: (905) 286-3000
F: (905) 286-3050
E: ir@biovail.com
W: www.biovail.com

HOW TO REACH US FOR MORE INFORMATION

For additional copies of this report, the annual report on Form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.

Corporate Information

TRADING SYMBOL — BVF

New York Stock Exchange
Toronto Stock Exchange

REGISTRARS AND TRANSFER AGENTS
CIBC Mellon Trust Company
Toronto, Ontario, Canada
Mellon Investor Services, LLC
New York, New York, USA

The following words are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Ativan®, Attenade(tm), Biovail®, Cardizem®, CEFORM(tm), Fastab(tm), FlashDose®, Glumetza(tm), Isordil®, Ralivia(tm), Shearform(tm), Smartcoat(tm), Tiazac®, Teveten®, Vasotec® and Vaseretic®. Wellbutrin®, Wellbutrin SR®, Wellbutrin XL(tm), Zovirax®, and Zyban® are trademarks of "The GlaxoSmithKline Group of Companies" and are used by the Company under license.

All other trademarks mentioned in this report, which are not the property of the Company, are owned by their respective holders and may be licensed to the Company for use in certain markets.

To the extent any statements made in this report contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty in predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, legislative amendments and / or changes, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

Financial Statements prepared in accordance with Canadian Generally Accepted Accounting Principles are made available to all shareholders.